Filed by Anchiano Therapeutics Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Chemomab Ltd.

Pioneering Innovative Treatments for Fibrotic Diseases Corporate Overview | Non-Confidential | January 2021

Forward Looking StatementsThis presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the clinical development pathway for CM-101; the proposed merger between Chemomab and Anchiano; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward- looking statements are based upon Anchiano’s and Chemomab’s current expectations. Forward-looking statements involve risks and uncertainties.Because such statements deal with future events and are based on Anchiano’s and Chemomab’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Anchiano or the combined company could differ materially from those described in or implied by the statements in this presentation, including: the risk related to Anchiano’s and Chemomab’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely or at all obtain shareholder approval for the transaction; the execution of definitive agreements with certain existing Chemomab shareholders including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; the uncertain and time- consuming regulatory approval process; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Anchiano’s ADSs relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including CM-101 and RAS; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. In addition, there can be no assurance that Anchiano and Chemomab will be able to complete the transactions contemplated by the merger agreement or related transactions. Additional risks and uncertainties relating to Anchiano and its business can be found under the caption “Risk Factors” and elsewhere in Anchiano’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020 as updated by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 7, 2020, August 14, 2020 and November 16, 2020, respectively, and its other subsequent filings with the SEC. Anchiano expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Anchiano’s and Chemomab’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.This presentation (“Presentation”) is for informational purposes only and does not constitute an offer to sell, solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Anchiano Therapeutics Ltd. (“Anchiano”) or Chemomab Ltd. (“Chemomab”) or any of Chemomab or Anchiano’s affiliate securities (as such term is defined under the U.S. federal securities laws). The information contained herein does not purport to be all-inclusive and is qualified in its entirety by the definitive merger agreement entered in December 14, 2020 filed by Anchiano on a Current Report on Form 8-K on December 15, 2020. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any other information contained herein. All levels, prices and spreads are historical and do not represent current market levels, prices or spreads, some or all of which may have changed since the issuance of this document. Any data on past performance, modeling contained herein is not an indication as to future performance. Anchiano and Chemomab assume no obligation to update the information in this Presentation. Neither Anchiano or Chemomab accepts any liability whatsoever for any losses arising from the use of this Presentation or reliance on the information contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. This Presentation is being provided for use only by the intended recipient. No representation or warranty (whether expressed or implied) has been made by Anchiano, Chemomab or any of their respective affiliates with respect to the matters set forth in this Presentation, and the recipient disclaims any such representation or warranty. Only those particular representations and warranties of Anchiano, Chemomab or any of their respective affiliates made in a definite written subscription agreement, if any, regarding the matters set forth in this Presentation (which will not contain any representation or warranty relating to this Presentation or information contained in or omitted from this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. At any time upon the request of Anchiano for any reason, recipient shall promptly deliver to Anchiano or securely destroy this Presentation and any other documents furnished to recipient by or on behalf of Anchiano or Chemomab without keeping any copies, in whole or part, thereof.Non-Confidential2

Chemomab Highlights
A Clinical Stage Biotech Company

Focus	• Development of innovative therapies for multiple fibrotic diseases
Clinical Differentiation	• CM-101, a first-in-class CCL24 neutralizing mAb with confirmed anti-fibrotic MoA • Validated CCL24 as critical fibrosis target: clinical findings and experimental models • Positive Ph1b data including safety, tolerability, PK, PD and biomarker readouts
Near-Term Catalysts	• Initiating staggered phase 2 clinical programs, with first started in 4Q20 • Clinical readouts are expected over the next 12-18 months to drive value inflection
Robust IP Portfolio	• Issued CoM, multiple nationalization stage filings, worldwide patent exclusivity through 2041
Top Tier Investors	OrbiMed, THIEL, SBI JI, Hayan, PRESIGHT CAPITAL

Non-Confidential

CoM- Composition of matter

3

Experienced Leadership

Management



ADI MOR, PhD
Chief Executive Officer, Co-Founder
TEL AVIV UNIVERSITY



ARNON AHARON, MD
Chief Medical Officer
BIOLINERX THROMBOTECH PHARMOS



SIGAL FATTAL, CPA
Chief Financial Officer
BiomX evogene



SHARON ELKOBI, MSc, MBA
VP Business Development
teva MEDISON Neurim



MICHAL SEGAL-SALTO, PhD
VP Research and Development
TEL AVIV UNIVERSITY



SHARON HASHMUELI, PhD
Head of CMC and Regulatory Affairs
PROTALIX Biotherapeutics cCAM Biotherapeutics

Board of Directors

STEPHEN SQUINTO, PhD
Chairman of the Board
OrbiMed ALEXION

ADI MOR, PhD
Chief Executive Officer & Co-Founder

NISSIM DARVISH, MD, PhD
Director
OrbiMed

DAVID BEN AMI
Director
SBI JI

JASON CAMM
Director
THIEL

Scientific Advisory Board

Prof. Marco Matucci, Cerinic, MD, PhD
Director of the Division of Rheumatology, University of Florence, Italy

Prof. Dinesh Khanna MD, MBBS, MSc
Director of the Scleroderma Program, University of Michigan, Ann Arbor, Michigan, USA

Prof. Francesco Del Galdo, MD, PhD
Head of the Scleroderma Program at NIHR, University of Leeds, UK

Scott L. Friedman, MD
The Dean for Therapeutic Discovery and Chief, Division of Liver Diseases, Mount Sinai, NY, USA

Massimo Pinzani, MD, PhD, FRCP
Sheila Sherlock Chair of Hepatology, Director UCL Institute for Liver and Digestive Health, RFH, London, UK

Gideon Hirschfield, MA MB PhD
Lily and Terry Horner Chair in Autoimmune Liver Disease, University of Toronto, Toronto General Hospital, Canada

Non-Confidential

4

Chemomab Strategy: Fibrotic Disease Franchise

Addressing Fibrotic Diseases with High Unmet Need

INDICATION	CANDIDATE	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PIVOTAL
PRIMARY SCLEROSING CHOLANGITHIS	CM-101 (IV)	*Orphan designation granted from FDA and EMA*				
SYSTEMIC SCLEROSIS	CM-101 (IV)	*Orphan designation granted from FDA and EMA*				
ANTI FIBROTIC MoA in LIVER FIBROSIS	CM-101 (SC)			Long term evaluation of SC formulation, Biomarkers selection		
NEXT GENERATION-BI SPECIFIC TARGETING						
FIBROSIS	SCREENING	Combination target screening				

IV- Intravenous
SC- Subcutaneous
TBD- To be determined

Non-Confidential

5

Fibrotic Diseases – Unmet Medical Need

Potentiating High Morbidity and Mortality

Fibrotic Disease	Orphan Disease	SOC	Sequela	Median Survival	7MM Prevalence	Value
Primary Sclerosing Cholangitis (PSC)	✓	Symptomatic approach, UDCA (EU), Liver Transplant - the only disease modifying option	Bile duct damage, liver fibrosis, cirrhosis, cholangiocarcinoma	10 – 12 yr	70K pts	>1B$
Systemic Sclerosis (SSc)	✓	Symptomatic approach, Nintedanib approved for ILD. No disease modifying option	Skin fibrosis, vasculopathy multi-organ failure (lung, GI, heart)	10 yr	140K pts	>1B$

No disease-modifying drugs have been approved for these fibrotic disorders

Non-Confidential

7MM- 7 major markets; US, 5EU and Japan
ILD– Interstitial Lund Disease

6

CCL24 is a Novel Therapeutic Target for Fibrosis

Critical Mediator Promoting Inflammation and Fibrosis



CCL24-secreting cells
M2 Macrophages, Immune and Epithelial cells
CCL24
CCL24-regulated cells
Fibroblasts-Liver, Lung and skin, Immune cells, and Cholangiocytes
CCR3
Positive Feedback Loop
Immune cells recruitment
Fibroblasts activation
Tissue scarring, inflammatory-mediated damage, collagen deposition
Organ failure
Damaged tissue
CCL24 Secretion

- ✓ **Dual role in promoting fibrosis**
  - directly activates fibroblasts
  - enhances local immune cell recruitment
- ✓ **Unique and differentiated activity**
  - ex vivo and in vivo data confirms unique role vs other CCLs
  - correlates with disease outcome and fibrotic biomarkers
- ✓ **Minor expression in healthy tissue**
  - significantly elevated in liver, skin, lung fibrotic tissue
  - wide therapeutic margin
- ✓ **Positive feedback loop potentiates tissue damage**
  - responsible for initiation and perpetuation of fibrosis

Non-Confidential

7

CCL24: a Critical Node Potentiating Fibrosis-Related Diseases Target Validation in PSC and SScCCL24 level in SSc patients’ skinCCL24 level in SSc patients’ serumCCL24 serum level in PSC patients correlates with ELF fibrotic biomarkerCCL24 level in PSC patients’ liverGreen-CCL24; Red-CD31Collaboration with University of FlorenceCollaboration with Royal Free (UK)• CCL24 expression are significantly and selectively elevated in diseased vs. healthy tissues• CCL24 levels correlates with disease progression and circulating fibrotic biomarkers• CCL24 functionally drives critical fibrotic pathways across several experimental models• CCL24 blockade using CM-101 demonstrates first evidence of anti-fibrotic activity in humanELF – Enhanced Liver Fibrosis ALP – Alkaline Phosphatase 8

CCL24 Blockade is Singularly Sufficient to Attenuate Fibrosis Knocking out the CCL24 gene attenuates bleomycin Induced (SSc) model1.81.6Dermal thickness*Immune cell lung infiltration50001.41.210.84000300020001000*0.6WT PBS WT BLM CCL24 KO- PBSCCL24 KO- BLM0 WT-BLM CCL24 KO-BLMCCL24 KO-BLMCCL24 KO-PBSα SMA expression in skin lesions 65 * 43210 WT- PBSWT- BLMCCL24 KO- PBSCCL24 KO- BLMWT-BLMWT-PBSNon-Confidential*p ≤0.05BLM - Bleomycin WT - Wild type KO - Knock out9

CM-101- A First in Class mAb Blocking CCL24

Dual Mechanism of Action Interfering with the Core Fibrotic Pathways



CM-101
CCL24
CCR3
Inflammation
Fibrosis
Immune cells recruitment
Fibroblasts activation & proliferation
Number of migrated monocytes (x1000)
PBS
CCL24
CCL24 +CM-101
Prolifration (fold change from baseline)
no treatment
CCL24
CCL24 + CM-101

- ☑ Fully humanized antibody, binds and blocks CCL24 with high affinity
- ☑ CM-101's epitope directly interfering with Receptor-Ligand interaction
- ☑ Significant attenuation of fibrosis across several liver, skin and lung fibrosis models
- ☑ Favorable PK profile (IgG1)
- ☑ Two formulations: IV and SC
  - Well defined manufacturing process
- ☑ Strong IP portfolio based on issued CoM patents

Non-Confidential

CoM - Composition of Matter

10

CM-101 Reduces Liver Fibrosis by 80%

Reduced Liver Collagen in TAA Liver Fibrosis Rat Model Using Therapeutic Design


SIRIUS RED (COLLAGEN)
HEALTHY
TAA
TAA+ CM-101


82% reduction
% Fibrosis (sirius red staining)
100
80
60
40
20
0
TAA
TAA +CM-101 (2.5mg/kg)

Pro-fibrotic genes ↓
- Col1A1
- Col3A1
- TIMP1
- ACTA2
- TGF-β

Liver enzymes ↓
- ALT
- AST
- ALP

Segal-Salto et al, JHEP reports 2020

Non-Confidential

TAA- Thioacetamide

11

CM-101 Profoundly Reduces Skin and Lung Fibrosis in SSc Skin and Lung Experimental Models Relevant to Systemic Sclerosis Using Therapeutic DesignBleomycin (SC) induced dermal fibrosis100Normalizes skin and lung fibrosis levels in bleomycin induced models using therapeutic dosing after disease evident** 80 * * 604020Demonstrates a dose dependent0 Vehicle BLM BLM+ CM-101 0.5mg/kgBLM+ CM-101 1mg/kgBLM+ CM-101 2.5mg/kgBLM+ lgGattenuation of fibrosisSubstantially reduces lung collagen and inflammation as compared to approved drugs for lung fibrosisBleomycin (IT) induced lung fibrosisMor et al, Annals of Rheumatoid Diseases, 2019**p ≤0.01; *p ≤0.05.BLM, bleomycin. IT, Intratracheal 12 SC, Subcutaneous12

CM-101 Holds a Robust Preclinical Package

Significantly Attenuates Fibrosis & Inflammation Across a Wide Range of Models

CCL24 Target Validation

Ex-Vivo (Patient Samples)

PSC

- Biomarkers correlation
- Overexpression of CCL24 and CCR3

Systemic Sclerosis

- Fibrotic biomarkers correlation
- Disease deterioration correlation
- Overexpression of CCL24 and CCR3

NASH

- Disease severity correlation
- Overexpression of CCL24 and CCR3

In-Vivo (Knockout Animal Models)

Systemic Sclerosis

- CCL24 knock out vs. WT in Bleomycin induced skin fibrosis model (mice)

NASH

- CCL24 knock out vs. WT in MCD induced NASH (mice)

Proof of Concept Animal Models

Primary sclerosing cholangitis

- ANIT induced cholestasis-chronic and acute (mice)
- Bile duct ligation (rat)
- MDR2 knock-out (mice)

Systemic sclerosis

- Bleomycin-induced skin fibrosis (mice)
- Bleomycin induced lung fibrosis (mice)

Liver Fibrosis

- TAA induced liver fibrosis (rat and mice)

Nonalcoholic steatohepatitis

- STAM (mice)
- MCD diet induced NASH (mice)

Atherosclerosis

- ApoE knock out model (mice)

Mechanism of Action

CM-101 effects on fibroblasts activation

- Dermal, Hepatic and Lung fibroblast activation
- Dermal and liver fibroblast transition to myofibroblasts
- Hepatic fibroblast motility

CM-101 effects on immune cells migration and recruitment

- Dermal fibroblast migration
- Monocyte polarization
- Monocytes recruitment

Toxicology

- **Short-term GLP** in rodents
- **Long-term GLP** in Non-human primates
- **Ex-vivo safety**: ADCC, CDC, cytokine secretion
- **Tissue cross reactivity**

Non-Confidential

13

CM-101 is Safe & Well Tolerated in Healthy Volunteers

Phase 1a Single Administration study

- CM-101 was **safe and well tolerated** at all tested doses up to 10 mg/kg and for both formulations
- Average $t_{1/2}$ of 19-21 days (for IV and SC), supports long interval **administration once every 2-4 weeks**
- **Dose dependent target engagement** measured by serum CCL24 levels
- **Comparable target engagement & PK Profiles** for the SC and IV formulations



IV Phase 1
Double-Blind, Randomized Escalating Dose (N=32)
CM-101 0.75 mg/kg IV or placebo
Follow-up period (6 weeks)
CM-101 2.5 mg/kg IV or placebo
CM-101 5 mg/kg IV or placebo
CM-101 10 mg/kg IV or placebo
End of 42 days follow-up period
SC Phase 1
Double-Blind, Randomized Single Dose (N=8)
CM-101 5 mg/kg SC or placebo
Screening period (up to 28 days)
End of 42 days follow-up period
n=40 healthy volunteers

Non-Confidential

IV - Intravenous
SC - Subcutaneous

14

Ph1b Demonstrates Safety & Tolerability Along 15 Weeks Treatment

Phase 1b Multiple Administration Study in NAFLD Patients

- Study population- **NAFLD patients** with normal liver function
- Multiple CM-101 administrations were **safe and well tolerated** using both **IV and SC** formulations
- Favorable $t_{1/2}$, supports **long dosing interval** (Q2W - Q4W)
- Dose dependent **PK and target engagement**



Double-Blind, Randomized Escalating Dose (N=16)
Phase 1b
CM-101 2.5 mg/kg IV or placebo
CM-101 5 mg/kg SC or placebo
Day 0
Randomization
Wk 15
End of treatment
Wk 18
End of study

Study Design

- Tested doses - 2.5 mg/kg IV infusion and 5 mg/kg SC injection
- 5 repeated administrations per patient; Q3W
- Primary endpoint - safety and tolerability

Non-Confidential

IV - Intravenous
SC - Subcutaneous
Wk - week

15

CM-101 Target Engagement & Anti-Fibrotic Mechanism Human Confirmation for CM-101 Anti-Fibrotic Mechanism of ActionPK-PDFibrotic Biomarkers* & ElastographyPK-PD 2.5mg/kg IV 2520151050 0 21 42 63 84 105 126CCL24 (Target Eng.) CM-101150100 10 2050 10 00 0CM-101 Placebo30150Time (days) 60 PK-PD 5mg/kg SC40EOT250200150100-10-20ProC4-10-20TIMP1-15-30FibroScan™20 Nordic Biosciences , Denmark 500 0 0 21 42 63 84 105 126*Concordant results across 6 relevant fibrotic markersTime (days)EOTProC4-Procollagen 4 TIMP1- metallopeptidase inhibitor 1 16 EOT-End of Treatment16

CM-101 Clinical Development Plan and Key Catalysts

Phase 2 Studies Driving Pivotal Studies



2020
2021
2022
Primary Sclerosing Cholangitis
(IV formulation)
Phase 2: 12 wk treatment
*Randomized placebo-controlled;
Europe and Israel study sites
FPI
Q4/20
IA
LPI
Q4/21
POC
Pivotal trial
Systemic Sclerosis
(IV formulation)
Phase 2: 24 wk treatment
Randomized placebo-controlled;
US, Europe study sites
FPI
LPI
POC
Pivotal trial
Liver Fibrosis
Proof of MoA
(SC formulation)
Phase 2a: 14 wk treatment
Randomized placebo-controlled;
Israel study sites
FPI
POC

FPI: First patient in, LPI: Last patient in, IA: Interim assessment
POC: Proof of Concept, IV: Intravenous, SC: Subcutaneous
*NCT04595825

Non-Confidential

17

Chemomab, Fighting Fibrosis Across Indications

Opportunity

- **Clinical stage company entering Ph2 trials in multiple fibrotic indications with high unmet need**
- **Substantial value inflection points in 2021-2022**
- **Strong leadership with proven track record**

CM-101

- First-in-class mAb blocking CCL24
- Novel and differentiated dual anti-fibrotic and anti-inflammatory MoA
- SC and IV Formulation
- Strong IP protection

Efficacy

- First anti-fibrotic evidence in patients
- Significant anti-fibrotic effects across multiple in vivo, ex vivo and in vitro models

Safety

- Favorable safety and tolerability that support chronic treatment based on toxicology, Phase Ia and Phase Ib clinical trials

PK & Mode of Administration

- Optimal PK for both SC and IV formulations
- Comparable Exposure levels and target engagement using both formulations

Non-Confidential

IV - Intravenous
SC - Subcutaneous

18

Presentation name